SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

 TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

WESTIN HOTELS LIMITED PARTNERSHIP

(Name of Subject Company (Issuer))

STARWOOD HOTELS & RESORTS WORLDWIDE, INC.

(Name of Filing Person — Offeror)

UNITS OF LIMITED PARTNERSHIP INTERESTS
(Title of Class of Securities)

960 377 109
(CUSIP Number of Class of Securities)

Kenneth S. Siegel, Esq.
Executive Vice President, General Counsel and Secretary
Starwood Hotels & Resorts Worldwide, Inc.
1111 Westchester Avenue
White Plains, NY 10604
(914) 640-8100
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Thomas W. Christopher, Esq.
Kirkland & Ellis LLP
153 East 53rd Street
New York, New York 10022
Telephone: (212) 446-4800

☒ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒ Third-party tender offer subject to Rule 14d-1
☐ Issuer tender offer subject to Rule 13e-4.
☒ Going-private transaction subject to Rule 13e-3.
☐ Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting results of the tender offer:   ☐

STARWOOD CONSIDERING TENDER OFFER FOR OWNER OF WESTIN MICHIGAN AVENUE

WHITE PLAINS, NY, August 4, 2003 — Starwood Hotels & Resorts Worldwide, Inc. (NYSE: HOT) announced today that it is considering commencing a tender offer for the limited partnership units of Westin Hotels Limited Partnership (“WHLP”), the owner of the Westin Michigan Avenue in Chicago, Illinois. Any such offer would be for all of the outstanding limited partnership units and would be conditioned on limited partners tendering units representing 50% of the outstanding Units plus one unit.

Two unsolicited tender offers are currently pending for WHLP Units — one offering $525 per Unit for up to 15% of the outstanding Units which is currently scheduled to expire at 5 PM on Monday August 4, 2003 and another offering $550 per Unit for up to approximately 59% of the outstanding Units which is currently scheduled to expire at 5 PM on Friday August 29, 2003. There are currently 135,600 limited partnership units outstanding in WHLP.

Subsidiaries of Starwood are the General Partner of WHLP and manage the Westin Michigan Avenue.

THIS PRESS RELEASE IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT AN OFFER TO PURCHASE OR THE SOLICITATION OF AN OFFER TO SELL ANY PARTNERSHIP UNITS OF WHLP. THE SOLICITATION AND OFFER TO BUY UNITS OF WHLP WILL BE MADE, IF AT ALL, PURSUANT TO AN OFFER TO PURCHASE AND RELATED MATERIALS THAT STARWOOD WOULD FURNISH TO UNIT HOLDERS AND FILE WITH THE SEC. IF THESE MATERIALS ARE FURNISHED TO UNIT HOLDERS, UNIT HOLDERS SHOULD READ THEM CAREFULLY BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION, INCLUDING THE TERMS AND CONDITIONS OF THE OFFER. IN SUCH EVENT, STOCKHOLDERS WILL BE ABLE TO OBTAIN THE OFFER TO PURCHASE AND RELATED MATERIALS FREE FROM THE SEC’S WEBSITE AT WWW.SEC.GOV OR FROM STARWOOD.

Starwood Hotels & Resorts Worldwide, Inc. is one of the leading hotel and leisure companies in the world with more than 740 properties in more than 80 countries and 105,000 employees at its owned and managed properties. With internationally renowned brands, Starwood is a fully integrated owner, operator and franchisor of hotels and resorts including: St. Regis®, The Luxury Collection®, Sheraton®, Westin®, Four Points® by Sheraton, W® brands, as well as Starwood Vacation Ownership, Inc., one of the premier developers and operators of high quality vacation interval ownership resorts. For more information, please visit www.starwood.com.

(Note: This press release contains forward-looking statements within the meaning of federal securities regulations. Forward-looking statements are not guarantees of future performance or actions and involve risks and uncertainties and other factors that may cause actual results or actions to differ materially from those anticipated at the time the forward-looking statements are made. We undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise).

Contact:

Starwood Hotels & Resorts
Dan Gibson, 914-640-8175